Exhibit 99.1

NewsRelease

TransCanada releases 2009 Annual Report to Shareholders
Disclosure documents now available online

CALGARY, Alberta – February 25, 2010 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that its 2009 Annual Report to shareholders, which contains the Consolidated Financial Statements and accompanying notes for the year ended December 31, 2009, as well as the related Management’s Discussion and Analysis (MD&A), is now available online at www.transcanada.com. TransCanada’s Annual Information Form and Form 40-F are also available on the TransCanada website.

All of the documents (other than the Form 40-F) have been filed with the relevant securities regulators on the Canadian Securities Administrators’ website at www.sedar.com (SEDAR); the Form 40-F is posted on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.  Copies of these documents are available in the Investor Centre section of the TransCanada website at www.transcanada.com. Any shareholder wishing to receive a paper copy of the Consolidated Financial Statements may obtain one free of charge upon request by contacting TransCanada’s Corporate Secretary at 1.800.661.3805.

Summary year-end disclosure was provided on February 23, 2010 in the fourth quarter and year-end news release.

The Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular will be available on the TransCanada website and filed on SEDAR in early March and will be mailed with the 2009 Annual Report to TransCanada’s common shareholders beginning in late March, as required.  TransCanada’s Annual and Special Meeting of Shareholders will be held at 10:00 a.m. (MDT) on April 30, 2010 at the BMO Centre (formerly Roundup Centre), Calgary, Alberta.

TransCanada’s wholly owned subsidiary, TransCanada PipeLines Limited (TCPL), intends to file its annual disclosure documents with securities regulators in Canada and the United States and post its documents online at www.transcanada.com on Friday, February 26, 2010.  The print version of TCPL’s Consolidated Financial Statements and MD&A will be mailed to TCPL’s preferred shareholders in late March, as required.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada’s network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 11,700 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest oil delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

Forward-Looking Information

This news release may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook. Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules, operating and financial results and expected impact of future commitments and contingent liabilities. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Media Inquiries:	Cecily Dobson/Terry Cunha	403.920.7859 1.800.608.7859
Analyst Inquiries:	David Moneta/Myles Dougan/Terry Hook	403.920.7911 1.800.361.6522